UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FSI LOW BETA ABSOLUTE RETURN FUND

(Name of Subject Company (Issuer))

FSI LOW BETA ABSOLUTE RETURN FUND

(Name of Filing Person(s) (Issuer))

Units of Beneficial Interest

(Title of Class of Securities)

30290V107

(CUSIP Number of Class of Securities)

Paul Leone

C/O Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246

(513) 346-4152

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Tom Sheehan

Bernstein Shur, Sawyer & Nelson

100 Middle Street

Portland, ME 04104-5029

(207) 228-7182

March 2, 2020

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,760,824.22 (10% of 12/31/2019 NAV)(a)	Amount of Filing Fee: $ 358.35 (b)

(a) Calculated as the aggregate maximum value of Units being purchased.

(b) Calculated at $129.80 per $1,000,000 of the Transaction Valuation.

X Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $358.35

Form or Registration No.: SC TO-I

Filing Party: FSI Low Beta Absolute Return Fund

Date Filed: March 2, 2019

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: X

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on March 2, 2020 by FSI Low Beta Absolute Return Fund (the “Fund”) in connection with an offer by the Fund to purchase Units of beneficial interest in the Fund (“Units”) or portions thereof from unitholders of the Fund (the “Unitholders”) in an aggregate amount of up to ten percent (10%) of the Fund’s net asset value as of June 30, 2020 subject to the terms and conditions set out in the related Offer to Purchase and Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed with the Statement on March 2, 2020.

This is the final amendment to the Statement and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

(1)	Unitholders who desired to tender their Units, or a portion thereof, for purchase were required to submit their tenders prior to 11:59 P.M., Eastern Time, on March 27, 2020.

(2)	27,192 Units were validly tendered and not withdrawn prior to the expiration of the Offer and all of those Units were accepted for repurchase by the Fund in accordance with the terms of the Offer.

(3)	The Valuation Date of the Units tendered pursuant to the Offer was June 30, 2020.

(4)	Payment of the repurchase price was made in the form of promissory notes issued to the unitholders whose tendered Units were accepted for repurchase by the Fund. On May 20, 2020, the Fund paid such unitholders a total of $2,439,953, representing the amount payable under the promissory notes.

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FSI LOW BETA ABSOLUTE RETURN FUND

By:	/s/ Gary W. Gould
	Name:	Gary W. Gould
	Title:	President, Principal Executive Officer

November 10, 2020